
Mail Stop 4628

May 19, 2017

Candice J. Wells
Senior Vice President, General Counsel
and Corporate Secretary
Linn Energy Inc.
600 Travis St.
Houston, Texas 77002

> **Re: Linn Energy Inc.**
> **Registration Statement on Form S-1**
> **Filed April 28, 2017**
> **File No. 333-217550**

Dear Ms. Wells:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 filed April 28, 2017

1.   Regarding your recent emergence from bankruptcy proceedings and the pending divestiture of properties in western Wyoming, explain to us, in reasonable detail, how you considered providing pro forma financial information, including reserve information, reflecting these events. See Rule 11-01(a)(8) of Regulation S-X, which requires pro forma financial information when events occur for which disclosure of pro forma financial information would be material to investors.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Joseph Klinko at (202) 551-3824 or Brad Skinner, Senior Assistant Chief Accountant at (202) 551-3489 if you have questions regarding comments on the financial statements and related matters. Please contact Kevin Dougherty at (202) 551-3271 or me at (202) 551-3745 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources